Derico & Associates, P.C.

77 West Washington Street, Suite 500

Chicago, IL 60602

July 9, 2010

VIA EDGAR AND FACSIMILE

DIVISION OF CORPORATE FINANCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

ATTENTION: EVAN S. JACOBSON, ESQ.

Re:	Life Quotes, Inc.

Amended Schedules TO-T/13E-3 filed on June 28, 2010 and June 29, 2010

Filed by LQ Acquisition, Inc. (the “Company”) and Robert S. Bland

File No. 005-56673

Ladies and Gentlemen:

On behalf of the Company, set forth below are the comments contained in your July 1, 2010 letter with respect to the above-captioned filing, together with the responses of the Company to each comment. For your convenience, the numbered responses correspond to the numbered comments in your letter. We have included each comment in italics and each response in regular font below. We are also filing an amended Schedule TO-T/13E-3 (the “Amended Schedule TO”) today.

Amended Schedule TO-T/13E-3 Filed June 28, 2010

1.	We note the disclosure under various items of the Schedule 13E-3, including book value per share and the information under Item 9 of Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the tender offer statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the offer document and are incorporated by reference in the Schedule 13E-3.

ANSWER:

We have revised the Schedule TO-T/13E-3 so that each of these items that appear in the offer document are incorporated by reference in the Schedule 13E-3.

Exhibit 99(A)(1)(A): Offer to Purchase

Special Factors, page 8

Factors Supportive of Our Fairness Determination, page 14

2.	We note your response to prior comment 12. As previously requested, revise the first bullet to provide a more detailed discussion of how the premium is comparable to the premiums offered in “similar transactions.”

ANSWER:

We have provided a more detailed discussion.

Factors Not Considered, page 16

3.	We note your response to prior comment 13. Revise to provide a more detailed discussion of why a sale of the company’s assets would be “difficult to accomplish” and why liquidation “would be a tax inefficient alternative for the stockholders.”

ANSWER:

We have provided a more detailed discussion. We have deleted that a liquidation “would be a tax inefficient alternative for the stockholders.”

Opinion of Raymond James, page 17

Summary of Financial Analysis Conducted by RJ, page 18

Selected Public Companies Analysis, page 19

4.	We note your response to prior comment 16. Disclose why Raymond James believes that public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion are analogous to the company.

ANSWER:

We have revised the Schedule TO-T/13E-3 to disclose that Raymond James believes that public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion are analogous to the company because LQ is a publicly traded insurance broker as well. There are only a handful of publicly traded insurance brokers, making comparisons difficult. The comparable insurance brokerage companies and their approximate market cap (as of June 4, 2010) are as follows: Willis: $5.3 billion; Brown & Brown: $2.8 billion; Gallagher: $2.7 billion; ehealth: $322 million; Insweb: $22 million and The Marketing Alliance: $11.5 million. The criteria Raymond James used is based on its collective judgment and experience in the investment banking industry. Amongst these considerations were including larger insurance brokers in the comparable companies group in order to have additional data observations that would make comparisons more meaningful. In addition, Insweb did not have positive EBIDTA nor net income, and The Marketing Alliance did not disclose information necessary to calculate EBITDA, making comparisons difficult.

Selected Transactions Analysis, page 21

5.	Provide more details regarding the transactions selected, including, but not limited to: the target, the acquirer, the date of the transaction, and the consideration.

ANSWER:

We have included a spreadsheet as exhibit (c)(6) to the Schedule TO-T/13E-3 that includes more details regarding the transactions selected.

Discounted Cash Flow Analysis, page 22

6.	Discuss the criteria Raymond James used in selecting: (i) multiples, ranging from 5.0x to 7.0x, to derive a range of terminal values in 2014, and (ii) the discount rate range of 13.0% to 17.0%.

ANSWER:

We have included in the Schedule TO-T/13E-3 the criteria Raymond James used in selecting the multiples, ranging from 5.0x to 7.0x to derive a range of terminal values in 2014. Specifically, we amended the disclosure to include the following: “RJ selected the range of EBIDTA multiples based on observed values for the comparable companies, Raymond James’s familiarity with the insurance brokerage industry, and LQ’s historic operating performance relative to that of the comparable companies.”

We feel the disclosure in schedule TO-T adequately explains the basis for utilization of the selected discount rate range of 13.0% to 17.0%. Raymond James followed a standard industry calculation of the weighted average cost of capital, and Raymond James believes that the methodology for calculating weighted average cost of capital is not typically explained in discussions of fairness opinions.

Certain Information Concerning LQ, page 48

7.	We note your response to prior comment 28, and that it does not appear that the Offer to Purchase contains all of the disclosure required by Item 1010(c) of Regulation M-A. For example, you do not appear to have disclosed income per common share from continuing operations (basic and diluted, if applicable), and the ratio of earnings to fixed charges. With respect to the ratio of earnings to fixed charges, we note your disclosure in the amended Schedule TO/Schedule 13E-3 that the ratio of earnings to fixed charges is not applicable. Please revise the Offer to Purchase to provide all disclosure required by Item 1010(c) of Regulation M-A, or advise us.

ANSWER:

In regards to the ratio of earnings to fixed charges, we do not have any fixed charges that meet the definition of fixed charges. We have no debt, and therefore no interest expense. With no debt, there are no amortized premiums, discounts or capitalized expenses related to indebtedness. Also, there is no interest within our rental expense. We pay rent monthly, and the value of “free” months was set up as a liability without an interest component. We have no preference security dividend requirements.

In regards to the income per share from continuing operations, since we have had no discontinued operations, all of the earning per share shown for the various periods presented in the TO-T are “income per share from continuing operations.”

Exhibit 99(c)(3)

8.	Please refer to prior comment 33. We reissue our comment since we note that similar language appears in the Raymond James presentation dated October 9, 2009.

ANSWER:

Raymond James prepared the October 9, 2009 presentation solely for the use of the Board of Directors as it evaluated the sale of certain assets, including the internet domain name “insure.com” to QuinStreet. At that time, there was no contemplated transaction similar to the Offer. At that time, Raymond James did not contemplate that this presentation would be used by anyone other than the Board. It does not relate in any way to the current Offer.

While we recognize that Schedule 13E-3, Item 9, Regulation M-A Item 1015 requires certain information regarding any “report, opinion…or appraisal from an outside party that is materially related (emphasis supplied) to the Rule 13e-3 transaction,” we would argue that in this instance such report is not “materially related” to the current Offer. That report was earlier in time, it was prepared at a time when no 13e-3 transaction was contemplated and was prepared solely for the Board in determining whether to approve that transaction. As the report was not prepared in connection with the Offer, we believe the disclaimer language that indicates the presentation was prepared solely for the use of the Board of Directors is proper. Notwithstanding the above, we have provided a summary of that report and have included the full text as an exhibit.

Further in the most recent Compliance and Disclosure Interpretations on “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (last update: January 26, 2009), in response to Question 117.06, the Division re-emphasizes that “both written and oral ‘reports, opinions, appraisals and negotiations’ that are materially related (emphasis supplied) to a going private transaction” must be included.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please do not hesitate to contact the undersigned.

Respectfully yours,

/s/ Gaspare Ruggirello
Gaspare Ruggirello

DJK:dn

cc:	Ms. Peggy Kim, SEC Special Counsel
Phil Perillo, Life Quotes, Inc.
David J. Kaufman, Duane Morris LLP